UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number: 001-02346


                              SOUTHWESTERN BELL TELEPHONE, L.P.
                       (formerly Southwestern Bell Telephone Company)

                    (Exact name of each registrant as specified in its charter)

              One SBC Plaza, 208 S. Akard, Dallas, TX 75205, 210 821-4105

(Address, including zip code and telephone number, including area code, of each registrant's principal executive offices)


       6.625% Twelve Year Notes Due April 1, 2005 ("Year 2005 Notes") and
           7.00% Debentures Due July 1, 2015 ("Year 2015 Debentures")

            (Title of each class of securities covered by this Form)

                                      None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [   ]      Rule 12h-3(b)(1)(i) [ X ]    Rule 15d-6   [   ]
Rule 12g-4(a)(1)(ii) [   ]      Rule 12h-3(b)(1)(ii)[   ]
Rule 12g-4(a)(2)(i)  [   ]      Rule 12h-3(b)(2)(i) [   ]
Rule 12g-4(a)(2)(ii) [   ]      Rule 12h-3(b)(2)(ii)[   ]

Approximate number of holders of record as of the certification or notice date:
      Year 2005 Notes:   99                      Year 2015 Debentures:   83

Pursuant to the requirements of the Securities Exchange Act of 1934, SOUTHWESTERN BELL TELEPHONE, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:   January     9, 2004         By: /s/ Paula M. Anderson
                                        Paula M. Anderson, Counsel